UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _____)

AEye, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

008183105
(CUSIP Number)

Luis Dussan
c/o AEye, Inc. One Park Place, Suite 200 Dublin, CA 94568 (925) 400-4366
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 008183105	Page 2 of 10

1	NAME OF REPORTING PERSON Luis Dussan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,324,131
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,324,131
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,324,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 The beneficial ownership percentage is based on 155,633,056 shares of Common Stock issued and outstanding as of February 16, 2022, based on information provided by the Issuer.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of AEye, Inc. (formerly known as CF Finance Acquisition Corp. III) (the “Issuer”). The address of the principal executive offices of the Issuer is One Park Place, Suite 200, Dublin, CA 94568.

ITEM 2.	IDENTITY AND BACKGROUND

The Schedule 13D is being filed by Luis Dussan (the “Reporting Person”).

Luis Dussan is a citizen of the United States of America. The Reporting Person’s business address is One Park Place, Suite 200, Dublin, CA 94568. The Reporting Person’s principal occupation is Chief Technology Officer, Chief Product Strategist and co-founder of Issuer.

During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 16, 2021 (the “Closing Date”), AEye, Inc., a Delaware corporation (f/k/a CF Finance Acquisition Corp. III (“CF III”)) (the “Company”), consummated the previously announced business combination (the “Business Combination”) pursuant to that certain Merger Agreement, dated as of February 17, 2021 (the “Original Merger Agreement”, as amended by that certain Merger Agreement Amendment, dated as of April 30, 2021 (the “Merger Agreement Amendment,” the Original Merger Agreement, as amended by the Merger Agreement Amendment, the “Merger Agreement”), by and among the Company, Meliora Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and AEye Technologies, Inc., a Delaware corporation (f/k/a AEye, Inc.) (“AEye Technologies”).

Pursuant to the terms of the Merger Agreement, the Business Combination between the Company and AEye Technologies was effected through the merger of Merger Sub with and into AEye Technologies, with AEye Technologies surviving the merger as a wholly-owned subsidiary of the Company (the “Merger” and the completion of the Merger, the “Closing”).  In connection with the Closing of the Business Combination, the Company changed its name from CF Finance Acquisition Corp. III to “AEye, Inc.”

As a result of the Merger, among other things, (i) all outstanding shares of AEye Technologies’ common stock and preferred stock (collectively, the “AEye Capital Stock”) were cancelled and AEye stockholders received a number of shares of Class A Common Stock for each share of AEye Capital Stock held equal to the quotient obtained by dividing the Price Per AEye Share (as defined below) by $10.00 (the “Exchange Ratio”), and (ii) all outstanding options, restricted stock units and warrants to purchase AEye Capital Stock have been assumed by CF III and instead represent the right to acquire shares of Class A Common Stock, with the number of shares and price per share thereunder adjusted at the Closing based on the Exchange Ratio. The “Price Per AEye Share” is obtained by dividing (x) $1.52 billion (together with the aggregate exercise price of any outstanding options or warrants being assumed by CF III), by (y) the number of outstanding shares of AEye Capital Stock (calculated on a fully-diluted basis in accordance with the Merger Agreement).

In the Business Combination, all of the Reporting Person’s outstanding shares of AEye Technologies capital stock were converted into 18,316,664 shares of Common Stock and all of the Reporting Person’s outstanding restricted stock units were converted in 11,162 restricted stock units of the Issuer, convertible into Common Stock on a one-to-one basis when fully vested on February 16, 2022.

On August 16, 2021, 1,794 shares of Common Stock were withheld in connection with a net settlement relating to the vesting of restricted stock units held by the Reporting Person and related withholding obligations in connection therewith. No shares of Common Stock were sold.

On September 16, 2021, 299 shares of Common Stock were withheld in connection with a net settlement relating to the vesting of restricted stock units held by the Reporting Person and related withholding obligations in connection therewith. No shares of Common Stock were sold.

On October 16, 2021, 299 shares of Common Stock were withheld in connection with a net settlement relating to the vesting of restricted stock units held by the Reporting Person and related withholding obligations in connection therewith. No shares of Common Stock were sold.

On November 16, 2021, 299 shares of Common Stock were withheld in connection with a net settlement relating to the vesting of restricted stock units held by the Reporting Person and related withholding obligations in connection therewith. No shares of Common Stock were sold.

On December 16, 2021, 300 shares of Common Stock were withheld in connection with a net settlement relating to the vesting of restricted stock units held by the Reporting Person and related withholding obligations in connection therewith. No shares of Common Stock were sold.

On January 16, 2022, 382 shares of Common Stock were withheld in connection with a net settlement relating to the vesting of restricted stock units held by the Reporting Person and related withholding obligations in connection therewith. No shares of Common Stock were sold.

On February 16, 2022, 322 shares of Common Stock were withheld in connection with a net settlement relating to the vesting of restricted stock units held by the Reporting Person and related withholding obligations in connection therewith. No shares of Common Stock were sold.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination. Upon the consummation of the Business Combination, the business and affairs of Issuer will be managed by or under the direction of a combined entity board (“Board”).

Following the Business Combination, a majority of the Board shall at all times be comprised of independent directors, each of whom shall meet the independence requirements under the applicable stock exchange regulations.

The Board is classified into three classes, each comprising as nearly as possible one-third of the directors to serve three-year terms. Class I directors are elected to an initial one-year term (and three-year terms subsequently), the Class II directors are elected to an initial two-year term (and three-year terms subsequently) and the Class III directors are elected to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Following the Business Combination, the Reporting Person will serve as a Class II director of the Issuer until the Issuer’s 2023 annual meeting. As a director of the Issuer, the Reporting Person may participate in discussions regarding every aspect of the Issuer’s governance, management and operations, whether with management, other members of the Issuer’s board of directors, investors, advisers and other persons.

The securities described in this Schedule 13D as beneficially owned by the Reporting Person were acquired in connection with the closing of the Business Combination (as defined above). The Reporting Person intends to review his investments in the Issuer on a continuing basis. The Reporting Person may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, other investment opportunities available to him, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate at the time, including, but not limited to: (i) acquiring additional Common Stock and/or other equity, debt, notes or other securities of the Issuer, including, but not limited to, derivative or other instruments that are based upon or relate to the value of the Common Stock of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) discussing the various potential alternatives and strategies regarding the Issuer with others, including, but not limited to, interested market and industry participants; (iv) entering into or amending agreements or understandings with other shareholders of the Issuer with respect to the voting, holding and/or disposition of Securities; or (v) proposing or considering any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Other than as described above and elsewhere in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Person may change his purpose or formulate plans or proposals with respect thereto at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)       The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 155,633,056 shares of Common Stock issued and outstanding as of February 16, 2022, based on information provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Luis Dussan	18,324,131	11.8%	18,324,131	0	18,324,131	0

(b)        The Reporting Person has the sole power to vote and dispose of 18,324,131 shares of Common Stock.

(c)      Except as described in Item 3, during the past 60 days the Reporting Person has not effected any transactions in the Common Stock.

(d)       No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Person.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On February 17, 2021, contemporaneously with the execution of the Original Merger Agreement, AEye Technologies, CF III and certain key AEye Technologies stockholders, including the Reporting Person, entered into that certain Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which the securities of the Issuer held by the Reporting Person as of Closing will be, subject to certain exceptions, locked-up and subject to transfer restrictions until the earlier of: (i) the one (1) year anniversary of the date of the Closing, (ii) the date on which the last reported sale price of the Common Stock exceeds $12.00 per share (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, and (iii) the date on which the Issuer consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after the Closing which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

The Reporting Person is also subject to an equity award agreement under the AEye, Inc. 2016 Stock Plan (the “Stock Plan”), pursuant to which equity awards were granted. The above summary is qualified by reference to the full text of the Stock Plan and the equity award agreement thereunder, forms of which are attached as exhibits to the Issuer’s Registration Statement on Form S-8 filed with the SEC on October 29, 2021, and incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and the Reporting Person.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Merger Agreement, dated as of February 17, 2021, by and among the CF III, Merger Sub and AEye Technologies (included as Annex A-1 to the Final Proxy Statement/Prospectus filed under Rule 424(b)(3) (File No. 333-256058) on July 21, 2021).

2.	Amendment to the Merger Agreement, dated as of April 30, 2021, by and among the CF III, Merger Sub and AEye Technologies (included as Annex A-2 to the Final Proxy Statement/Prospectus filed under Rule 424(b)(3) (File No. 333-256058) on July 21, 2021).

3.	AEye, Inc. 2016 Stock Plan (incorporated by reference to Exhibit 99.3 of the Registrant’s Registration Statement on Form S-8, filed with the SEC on October 29, 2021).

4.	Form of Lock-Up Agreement, dated February 17, 2021, by and among CF Finance Acquisition Corp. III, AEye, Inc., and certain key stockholders of AEye, Inc. (included as Annex J to the Form S-4, filed with the SEC on May 12, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2022	/s/ Luis Dussan
Luis Dussan